[MIDDLEBURG LETTERHEAD]

June 6, 2005

BY EDGAR TRANSMISSION

Mr. John P. Nolan

Confidential -- For Use of

Accounting Branch Chief

the Commission Only

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:

Middleburg Financial Corporation

Form 10-K for the fiscal year ended December 31, 2004

Filed March 16, 2005

Forms 10-Q for fiscal 2005

File Number. 000-24159

Dear Mr. Nolan:

Middleburg Financial Corporation (the “Company”) has received your letter dated May 20, 2005 containing comments on the Form 10-K for the fiscal year ended December 31, 2004, File No. 000-24159, filed by the Company with the Securities and Exchange Commission on March 16, 2005.  As Rodney White discussed with John Spitz on the phone today, the Company respectfully requests an extension of the deadline for a response from the Company until Thursday, June 9, 2005.

Thank you for your assistance.  Please call me at 540-687-4801 if you have any questions.

Sincerely,

/s/ Alice P. Frazier

Alice P. Frazier

Executive Vice President & COO